BY COURIER AND EDGAR

May 1, 2006
Sara D. Kalin
Branch Chief — Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820
Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com
Paul A. Jorissen
Direct Tel (212) 506-2555
Direct Fax (212) 849-5555
pjorissen@mayerbrownrowe.com

Re:	CEF Equipment Holding, LLC. Response to Comment Letter dated April 3, 2006 to Registration Statement dated March 7, 2006 (File No. 333-132242)
Dear Ms. Kalin,
     On behalf of CEF Equipment Holding, LLC. (“Registrant”), we submit this letter in response to the comments in your letter dated April 3, 2006 relating to the above-referenced registration statement. References to the registration statement, base prospectus and the prospectus supplement are to the enclosed, redlined versions of these documents. Page references will relate to the first prospectus supplement and the first base prospectus, but conforming changes have been made to the other base prospectuses and prospectus supplements that form part of the registration statement.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Registrant confirms that it, and any issuing entity previously established, directly or indirectly, by it or any affiliate of it, has been current and timely with Exchange Act reporting during the last twelve months with respect to asset backed securities involving the same asset class.
Berlin  Brussels  Charlotte  Chicago  Cologne  Frankfurt  Houston  London  Los Angeles  New York  Palo Alto  Paris  Washington, D.C.
Independent Mexico City Correspondent:  Jauregui, Navarrete y Nader S.C.
Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

May 1, 2006

Other than the issuing entities that have been established by the depositor, no affiliates of the depositor have offered asset backed securities involving the same asset class as this offering.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) Prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: Unqualified tax and legal opinions will be filed on Form 8-K at the time of each takedown.

4.	We note from page 12 of the first base prospectus that the receivables will not be more than three months past due. As it appears that you may include delinquent assets in an asset pool, please revise your prospectus supplement to include bracketed language illustrating the disclosure you would provide in response to Item 1111(c) and 1100(b) of Regulation AB, if applicable, and tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Response: Page 12 of the base prospectus has been revised to remove the possibility that delinquent assets may be included in an asset pool.

5.	We note from page 41 of the first base prospectus that you list several specific types of credit support and then indicate that “other agreements with respect to third party payments” and “other arrangements” may be described in the related prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Response: The base prospectus has been revised as requested. The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

May 1, 2006

6.	While we note that your base prospectuses and your prospectus supplements indicate that “finance leases” will be included in the asset pools, it does not appear that you have provided any of the information required by Item 1111(d) of Regulation AB. Please either revise to confirm that residual values will not make up any portion of the securitized pool balance, or expand your disclosure to provide all of the information required by Item 1111(d) and to confirm that the portion of the securitized pool balance attributable to residual values for leases will not constitute 20% or more, as measured by dollar volume, as of the measurement date. Refer to Item III.A.2.c of Release No. 333-8518.

Response: The Registrant confirms that the residual value related to finance leases will not make up any portion of the securitized pool balance. Instead, only the income streams from such leases will be securitized; as such, the residuals from such leases will not be included in any securitizations. The base prospectus has been revised to make this clear on the front page and page 12 and the prospectus supplement has also been revised (pages S-3 and S-19).

7.	Please revise your disclosure to include the information required by Item 1111(c) of Regulation AB.

Response: As per the response to Comment four, the base prospectus has been revised to remove the possibility that delinquent assets may be included in an asset pool.
Prospectus Supplement
Cover Page
8.	Please revise the second sentence in the box on the cover page to state that the notes represent obligations of the “issuing entity,” as opposed to the “issuer.” Refer to Item 1102(d).

Response: This change has been made as requested.

9.	We note the swap agreement disclosed on page S-9. Please revise your cover page to identify the swap agreement as a form of support for the transaction. See Item 1102(h) of Regulation AB.

Response: This change has been made as requested.
Pre-Funding, page S-8
10.	Please expand the disclosure in this section to provide all of the information required by Item 1103(a)(5) of Regulation AB. For example, it does not appear that you have provided information regarding the percentage of the asset pool represented by the

May 1, 2006

prefunding account or the term of the prefunding period. In this regard, disclosure indicating that the percentage will be no more than 50% and that the term will be no longer than one year is not adequate. Additionally, we note that there are references to a revolving period throughout the filing. Please either delete these references or provided bracketed disclosure in the summary section of your prospectus supplement to illustrate the type of disclosure you would provide, if applicable.

Response: The change to the summary section in relation to the pre-funding period has been made as requested. References to a revolving period have been removed from page S-20 of the prospectus supplement.
Credit Enhancement, page S-8
11.	Please revise to briefly describe in the summary how losses not covered by enhancements or support will be allocated to the securities. Refer to Item 1103(a)(ix) of Regulation AB.

Response: This change has been made as requested.

12.	Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, while we note the bracketed disclosure you have provided regarding the significance of your swap agreement, please provide similar bracketed language confirming that you will identify any significant credit enhancers in the summary and will provide all information required by Item 1114(b) of Regulation AB, if applicable.

Response: The summary section of the prospectus supplement includes descriptions of the cash reserve account, overcollateralization, excess spread and subordination. A bracketed placeholder has been added to the summary on page S-7 in relation to credit enhancement and in relation to any credit enhancement provider referenced in Item 1114(b) of Regulation AB.
Base Prospectus I
Indexed Securities, page 28
13.	It appears that you contemplate linking payments on the securities to changes in the price of an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset backed security under Regulation AB.

May 1, 2006

Response: The Registrant does not contemplate linking payments on the notes to an Index and the referenced disclosure has been removed from the base prospectus.
Credit and Cashflow Enhancement, page 41
14.	Please provide a general description of the types of credit enhancement listed in the first paragraph under this heading.

Response: General descriptions of the forms of credit enhancement listed in the base prospectus have been included on pages 39 and 40 of the base prospectus.

15.	We note from the first paragraph of this section that credit enhancement for a series of securities may cover one or more other series of securities. We also note from the second paragraph of this section that if this is the case, securityholders of any one series will be subject to the risk that the credit enhancement will be exhausted by the claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response: The language that was referenced in this comment has been removed from the base prospectus.

16.	Given your reference to “other” third party payments or support, please confirm that any derivatives you use will be limited to interest and currency agreements.

Response: The word “other” has been removed from this section as per the response to Comment five.
Exhibit 99(C)
17.	Please revise your servicing agreement to reflect all of the reporting requirements covered by Items 1122 and 1123 of Regulation AB. For example, an attestation report of a registered public accounting firm that attests to and reports on, the assessment of compliance with servicing criteria must be filed as an exhibit to the Form 10-K. Also, a separate assessment and attestation report must be included in the Form 10-K for each party participating in the servicing function. Please revise the servicing agreement to accurately reflect these requirements and to make this a contractual obligation. Additionally, revise the “Evidence as to Compliance” section of your base prospectus to reflect both the requirements of Items 1122 and 1123 and to reflect the terms of your servicing agreement. For example, while the servicing agreement indicates that the “servicing criteria” are those set forth in Item 1122(d), the disclosure on page 38 refers to only a few of these criteria. Furthermore, the disclosure in your base prospectus indicates that the servicer must deliver the required reports within 90 days after the end of the servicer’s fiscal year, while the servicing agreement requires such reports to be delivered by the March 15th following the end of the issuer’s fiscal year. Revise accordingly.

May 1, 2006

Response: Section 2.9 of the Servicing Agreement provides for each “Servicing Function Participant” to furnish to the Indenture Trustee a report on assessment of compliance with the Servicing Criteria in Item 1122(d) of Regulation AB. Section 2.9 sets out the required contents of such report which match Item 1122(a) of Regulation AB. The requirement for an attestation report from a registered public accounting firm is provided in Section 2.9 of the Servicing Agreement. Section 2.8 of the Servicing Agreement reflects Item 1123 of Regulation AB. The Servicing Agreement has been revised to provide for such reports to be provided on or before the 90th day of the issuing entity’s fiscal year end.

The list of criteria in the base prospectus represents the general headings in Item 1122(d) that may be applicable to the Servicing Function; whereas the Servicing Agreement uses the specific line items in Item 1122(d) to define the Servicing Criteria.
     If you have specific questions you would like to discuss, please do not hesitate to contact me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,
/s/ Paul A. Jorissen
Paul A. Jorissen

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